Contact

www.linkedin.com/in/braxton-woodham-a1498b (LinkedIn)
www.ospoto.com (Company)
twitter.com/braxton (Other)

Honors-Awards

Winner - Best Mobile Social Network
Honoree: Mobile Application
Honoree: Mobile Application
Winner: Best Mobile Social Network
Winner

Patents

System for supporting production, management and delivery of media content for wireless devices

Braxton Woodham

President, Amplica Labs
New York City Metropolitan Area

Summary

Building and running new products, services, and teams that build and run products, services, and other teams. And so on.

Specialties: Product Management, Product Development, Software Development, R&D, IT Operations

Experience

MeWe
Member Board of Directors
March 2022 - Present (2 years 2 months)
United States

Amplica Labs
President
May 2020 - Present (4 years)
Los Angeles, California, United States

Sun Basket
Co-Founder, Board Member
November 2011 - December 2021 (10 years 2 months)
San Francisco, CA

Reinventing the organic farm-to-your-table experience.

kuma capital llc
Executive Chairman, General Partner
December 2014 - November 2021 (7 years)
Los Angeles, CA

Quantitative digital asset investors.

Fandango
Chief Technology Officer
December 2014 - May 2020 (5 years 6 months)
Los Angeles, CA

Tap11

Chief Technology Officer, Board Member, and Co-Founder

September 2009 - October 2011 (2 years 2 months)

Developed a social media analytics platform that processed the full Twitter firehose and provided business intelligence for customers including Disney, Google, and Nokia. Selected as a Top 5 app at Chirp (the first Twitter conference), a Webby Honoree, and won a Mobile Excellence Award. The company was acquired by AVOS, the new venture started by the founders of Youtube.

Zannel, Inc.

Chief Technology Officer, Board Member, and Co-Founder

July 2006 - August 2009 (3 years 2 months)

Developed the first mobile media network to offer a multimedia feed for mobile devices and allow posting pictures and videos to the Facebook news feed. Won a Webby and Mobile Excellence Award for Best Mobile Social Network.

Infospace

Chief Technology Officer

October 2003 - June 2006 (2 years 9 months)

Led mobile engineering teams in Seattle and LA. Continued to grow mobile media business (Moviso was acquired by INSP), and also managed the mobile web portals for Cingular (now AT&T), Verizon, and T-Mobile. Combined platforms serviced approximately three quarters of all mobile Internet traffic in North America.

Vivendi (Moviso)

Vice President, Technology

October 2001 - September 2003 (2 years)

Revamped and led the engineering team to develop the V4 Mobile Meda Platform, which powered the ringtone/graphics storefronts for Cingular (now AT&T), T-Mobile, and smaller carriers accounting for almost two thirds of the NA market. Deployed top ringtone app (BREW) on Verizon network. Won Frost & Sullivan award for the platform, which ultimately generated over $1.5 billion in revenue.

Sony Music Digital Media Ventures (TMinus10)

Executive Director, Technology

March 2000 - April 2001 (1 year 2 months)

Built out the engineering team for Sony's 550 DMV initiative. Projects included building out the UI for Keyhole, which later became Google Earth. Led R&D in gaming, focusing on cross-platform mobile clients and shared-state systems.

USWeb / CKS
Director, Technology
June 1998 - February 2000 (1 year 9 months)

Led the Growth Industries Venture Unit team, served as tech lead on the most profitable project (Toshiba - a WebObjects site), developed the first online jukebox for Sony (Java/Oracle), and performed a database vendor migration for Times Mirror.

United States Air Force
Lead Propulsion Engineer, Atlas SPO
May 1997 - May 1998 (1 year 1 month)

Led the propulsion team for Atlas AC 109 and AC 131 launches. Won a leadership award for investigation of a LOX Bellows leak on the 131 launch. As a moonlighting project learned Java by working with a team developing software for satellite control networks.

The Aerospace Corporation
Flight Control Systems Engineer
May 1996 - May 1997 (1 year 1 month)

Developed the first terrestrial demonstration of a nanosatellite. Performed all embedded systems programming and implemented fuzzy logic control algorithm borrowed from the space shuttle program. Performed stability controls analysis for two Titan launches and nonlinear stability analysis for second stage Delta propulsion system.

United States Air Force
Logistics Engineer, Defense Meteorological Satellite Program
June 1994 - April 1996 (1 year 11 months)

Named Officer of the Quarter for leadership of Operational Test of the Small Tactical Terminal program. Published "Streamlined Software Acquisition: Is Supportability Sacrificed?" in an effort to promote leaner software programs within the military.

Education

Aerospace Corporation Fellowship
Spacecraft Control Systems · (1996 - 1997)

University of Southern California
Management Information Systems, General · (1994 - 1995)

Vanderbilt University
BE, Mechanical Engineering · (1989 - 1993)

Contact

www.linkedin.com/in/divya-narendra-42a1286 (LinkedIn)

Top Skills

Equities
Valuation
Financial Modeling

Divya Narendra

CEO & Founder at SumZero, Inc.
Greenwich, Connecticut, United States

Experience

SumZero, Inc.
CEO & Founder
September 2007 - Present (16 years 8 months)
New York City

SumZero was founded in 2008 by friends from Harvard College, and is currently the largest online community for professional investors, including hedge fund, mutual fund, and private equity analysts. Members routinely share actionable investment ideas in exchange for access to the ideas of other members. In addition to offering members access to high quality research, the Website enables members to message one another, rate each other's ideas, create profiles, and even apply for buyside jobs. Thus, in addition to sharing investment information, analysts are provided a platform through which they can build their professional networks.

Gemini
Member, Board of Directors
February 2015 - Present (9 years 3 months)

Sowood Capital Management
Associate - Valuation Group
July 2006 - August 2007 (1 year 2 months)
Boston

Credit Suisse
Analyst
June 2004 - July 2006 (2 years 2 months)
New York City

Education

Northwestern University - Kellogg School of Management
MBA, Accounting and Finance · (2009 - 2012)

Northwestern University School of Law

JD · (2009 - 2012)

Harvard University

Bachelor of Arts (B.A.), Applied Mathematics · (2000 - 2004)

Contact

www.linkedin.com/in/jason-hardy-b8715b12 (LinkedIn)

Top Skills

Product Management
User Experience Design
Agile Project Management

Jason Hardy

COO at Open Road
Prescott, Arizona, United States

Experience

Open Road
Chief Operating Officer
January 2023 - Present (1 year 4 months)
Prescott, Arizona, United States

MeWe
Member Board of Directors
March 2022 - Present (2 years 2 months)

MeWe
6 years 8 months

President
August 2019 - February 2021 (1 year 7 months)
Greater Los Angeles Area

EVP Product
July 2014 - August 2019 (5 years 2 months)

Nature Blinds, LLC
CEO
August 2011 - April 2013 (1 year 9 months)

Keller Williams Realty
Realtor
April 2008 - August 2011 (3 years 5 months)

Education

Yavapai College

Contact

www.linkedin.com/in/jeffrey-edell-5351255 (LinkedIn)

Top Skills

Entertainment
Mergers
Film

Honors-Awards

Keynote Speaker ICT World Technology Conference

Member Maccabi Olympic Soccer Team

Member Maccabi Olympic Masters Basketball Team

Entertainment Entrepreneur of the Year - Ernst & Young/NASDAQ

CGC Masterpiece Award in Comic Collecting - San Diego Con

Jeffrey Edell

Chairman & CEO at MeWe
Malibu, California, United States

Summary

Specialties: Entrepreneurship, TV/Filmed Entertainment & Distribution, OTT channels, Social Media, Mobile, Public companies, Product Licensing & Merchandising, Finance, M & A, International, Brand building, Marketing, Directorships, eSports, Mobile Gaming

Experience

MeWe
Chairman & Chief Executive Officer
March 2021 - Present (3 years 2 months)
Los Angeles, CA & International

Privacy based 20mm+ user with over 600,000 groups social media platform currently migrating to web3 blockchain.

Ohana Chem Co., LLC
Chairman
March 2020 - Present (4 years 2 months)
Los Angeles County, California, United States

EDELL PRODUCTIONS, LLC
Chairman & CEO
May 2010 - Present (14 years)
Greater Los Angeles Area

Film/TV Production and development. In conjunction with Edell Film Fund I, LLC produced and theatrically released TAKEN FOR RANSOM in DEC 2013, immediately became a LIFETIME CABLE PREMIERE. Starred Teri Polo, Chazz Palminteri and Tia Carrere. (www.finalrecoursemovie.com). Produced Dirty Little Trick starring Dean Cain and Michael Madsen in 2012. Other projects in development.

Edell Ventures
Chairman & CEO
June 2011 - Present (12 years 11 months)
Greater Los Angeles Area

Family office VC Fund - self managed, investing in Media and Technology related entities in which we have extensive oversight. Areas/Industries include: Film/TV, Mobile/Web gaming (Stan Lee's Superhero Ball Wars) Licensing and Music (IndieU). Board Advisor to Wham e sports gaming network.

WTG Enterprises, LLC
President & CFO
March 2019 - March 2021 (2 years 1 month)
Beverly Hills, CA

TV/Film Entertainment Media and Licensing Company. Season 1 Animated TV Series called the Fabulous Furry Freak Brothers is completed starring Woody Harrelson, John Goodman, Tiffany Haddish and more.

Cinedigm
Chief Financial Officer
June 2014 - February 2019 (4 years 9 months)
Greater Los Angeles Area & New York City

Cinedigm is a NASDAQ listed TV/Film and Digital content distribution company comprised of the entertainment portion of Gaiam/Vivendi and the Digital business from New Video, making it one of the largest independent domestic distributors of non-theatrical content across all platforms, with a library of approximately 50,000 titles and physical distribution in over 60,000 retail outlets. Strong digital distribution relationships with Netflix, Apple/iTunes, Amazon, Hulu, Google among others. We platform release 5-10 small independent theatrical films annually. I am responsible for oversight of all accounting and finance activities worldwide, as well as operations, strategic initiatives, business development, M&A, and IT. I am one of three members of the key Greenlight Committee. Sourced the Wham! Network (OTT Channel) for Cinedigm to add to other company owned channels including Docurama, Contv and the Dove Channel. In addition, the company originally handled the conversion of over 13,000 US theater screens from print delivery to digital, and we collect Virtual Print Fees for each movie played. Raised over $100m during my tenure.

Mindbright Productions, LLC aka Stan Lee's Ball Wars
Managing Member / Chairman
June 2011 - December 2016 (5 years 7 months)
Greater Los Angeles Area

An Edell Ventures investment - Mobile app and WEB game universe in partnership with Stan Lee and POW! Entertainment (a Disney Company).

Initial game released in 2014. www.ballwars.com. The characters presented in the first game will be captured and their powers mastered for use in subsequent games. The Company encompasses TV, Film, Web and licensing opportunities.

Florida State University
Teaching Professor - Entrepreneur In Residence - College of Motion Pictures Arts & Sciences
January 2014 - January 2016 (2 years 1 month)
Tallahassee, Florida

Created proprietary courses. Teaching Graduate and Undergraduate courses in Entrepreneurial Studies in Film and Media in conjunction with the Film School. Long range goals to build program similar to Stanford and MIT.

Inferno Entertainment
President & CEO
2008 - 2010 (2 years)
Century City, CA

Independent producer and distributor of independent motion pictures with Sony distribution, leveraging a turn-key foreign sales arm for financing and foreign distribution. Films include: The Grey (Liam Neeson), Just Friends (Ryan Reynolds, Amy Smart), Killer Elite (Robert DeNiro, Jason Statham and Clive Owen) and Hachi: A Dogs Tale (Richard Gere, Joan Allen), The Experiment (Adrien Brody, Forest Whitaker) among others.

DIC Entertainment
President & Chief Operating Officer
2006 - 2008 (2 years)
Burbank, CA

Largest independent producer and creator of kids properties and animation content outside of the major studios with a catalogue of over 3500 half hours. Most notably Strawberry Shortcake and Inspector Gadget. Controlled 3 hours of Saturday morning Kid's block on CBS; owner of international cable network KIDSCO in partnership with NBC Universal and Corus/Nelvana, and owner of largest Pan-Europeon licensing agency in CPLG (Copyright Promotions Ltd) doing business in 9 countries including in Europe and South America.

Vertical Branding, Inc
President & Co-CEO
2004 - 2006 (2 years)
Los Angeles, California

Architected reverse public merger into a Nasdaq entity and also purchased an entity with a complete product line to leverage on TV, internet and in retail. Utilized infomercials as well for such products as: Abrevolutionizer, John Grays Men are from Mars, Botopical and more. Launched on-line sales strategy to compliment traditional infomercial TV buys.

Intermix Media (parent of MySpace)

Chairman

June 2003 - December 2004 (1 year 7 months)

Los Angeles, Ca

Chairman of parent company of MySpace, when MySpace was founded. Oversaw transition from NASDAQ to AMEX company and through the evolution of MySpace. Diversified, Ad Networks. Company was sold to Newscorp in 2005.

Soundelux Entertainment Group

President & CEO

1995 - 2001 (6 years)

Hollywood, Ca

Diversified Entertainment company (post production services and production services for Film, TV, Music, Themed Venues, Gaming) that we grew from approximately $13mm in revenues to almost $150mm and merged into Liberty Media Group entity Ascent Media. Won 5 Academy Awards and over 50 Emmys plus a Grammy and numerous Addys, working on such projects as: Braveheart, Glory, Last of the Mohicans, Saving Private Ryan, Barney and more. Key content and services partner to Activision.

Duitch & Franklin (a CBIZ Company)

Partner

1991 - 1995 (4 years)

Los Angeles, Ca

Partner in Business Management and Entertainment Practice Group. Specializing in Film/TV, Production and post production services and talent management. Tax emphasis.

elabor.com

Director & former Chairman/CEO

February 1983 - January 1991 (8 years)

Camarillo, CA

ERP / LRP SAAS based software company. Formerly jeTECH Data Systems, Inc. Occupied offices of CEO and president until the early 1990s when

transitioned into Directorship only. Company backed by Lehman Bros, Brentwood RedPoint, Microsoft and ADP. Sold to Microsoft and ADP in early 2000.

KPMG US
Supervising Senior
1980 - 1985 (5 years)
Los Angeles, California

Largest international public accounting firm. Entertainment and Technology concentration. Ran Fox Filmed Corp audit all years at KPMG. Worked in Audit, Tax and Consulting departments.

Education

University of Virginia
B.S., McIntire School of Commerce

Lehigh University
Top 10% in class and Dean's List, Accounting Major

Long Branch High School
Top 5% in graduating class.

Contact

www.linkedin.com/in/fractals (LinkedIn)
www.MeWe.com (Company)
www.SkyDyes.net (Personal)

Top Skills

Video Editing
Graphic Design
Grant Writing

Languages

French
Swedish

Certifications

Hands on introduction to Data Science

Jonathan Wolfe

Chief Technology Officer
Albuquerque, New Mexico, United States

Summary

I lead the Engineering team at MeWe - where we're building the next generation social networking platform in a revolutionary new decentralized model. Our goal is to lead a movement to take back control from big tech and restore the original promise of the internet - to serve and empower people!

I'm interested in using technology to help people communicate, collaborate, and fulfill their potential. My former position at Project ECHO combined my experience building social networks and my passion for education, and used the management skills I've acquired over the past 18 years starting and growing companies. ECHO is a revolutionary model that democratizes knowledge, builds learning communities, and allows people in remote areas to learn the specialized knowledge to become experts.

As Chief Scientist at MeWe - a privacy focused next generation social platform - I hired and managed a great international team of developers building a world class web and mobile experience. And I learned an incredible amount about the white-hot social networking industry, and how to deliver a product people love to use.

Founder and former Executive Director of Fractal Foundation, a 501c3 in New Mexico. Experience teaching fractals and chaos theory to all ages and audiences around the world, including at multiple TEDx events; developed an award-winning fulldome video fractal show, licensed around the world; constructed 5 full-size fractal-inspired hotair balloons - and pilot them whenever possible. Always interested in using technology in new ways to further the pursuit and sharing of art and science.

Specialties: Engineering Management, Product Management, Software development (Agile and non), Usability design, Fractal Art, Fractal Education, Hot-air Ballooning, Graphic Design, Web Design, Video editing, Grant-writing, Fund-raising

Experience

MeWe
13 years

Chief Technology Officer
December 2022 - Present (1 year 5 months)

Board Member
January 2012 - Present (12 years 4 months)

EVP Engineering
February 2021 - December 2022 (1 year 11 months)

Chief Scientist
2011 - October 2015 (4 years)
Mountain View, CA

MeWe has a great international development team, and uses the most powerful technologies, including Scala and MongoDB to make MeWe a great and secure web platform.

Fractal Foundation
President
May 2003 - Present (21 years)

SkyDyes!
Owner
May 1993 - Present (31 years)

Owner, chief designer, balloon artist and pilot.

ECHO Institute
IT Director
November 2015 - February 2021 (5 years 4 months)
Albuquerque, New Mexico Area

At Project ECHO I am designing and building a platform to democratize healthcare knowledge and more. And leading a team of great software developers to build it fast!

Sgrouples
Chief Scientist
2011 - 2012 (1 year)

3SidedWhole
New Mexico Regional Burning Man Contact
August 1999 - December 2011 (12 years 5 months)

Communications director for 3SidedWhole, and Regional Burning Man contact.

SuperGroups.com
Interaction Designer
1998 - 2001 (3 years)

The Franklin Institute
Laserist
1993 - 1996 (3 years)

Education

University of Pennsylvania
Ph.D, Neuroscience · (1990 - 1996)

The Johns Hopkins University
Bachelor of Arts (B.A.), Biophysics · (1988 - 1990)

Albuquerque Academy
· (1987 - 1988)

International School of Geneva

Contact

www.linkedin.com/in/markfweinstein (LinkedIn)
www.mewe.com (Other)
www.superfamily.com (Other)

Top Skills

Online Content
Content Management
Performance Motivation

Publications

TED Talk: The Rise of Surveillance Capitalism

Three bipartisan things we can do now to save kids from social media's harms

Mark Weinstein on ways to regulate artificial intelligence

Here's how to reform the law that made the internet

Elon Musk Can Save Twitter—and Democracy

Mark Weinstein

Entrepreneur | Tech Thought Leader | Leading Privacy Expert | One of the Inventors of Social Networking

Los Angeles, California, United States

Summary

Internationally recognized tech entrepreneur, thought leader, privacy expert, and one of the visionary inventors of social networking. Most recently, founded MeWe and led its ascent to 20 million members, breakeven revenue, and a valuation of $200 million, as the first social network with a user Privacy Bill of Rights. Handed off MeWe in 2022 to a new management team. Previous entrepreneurial successes include founding SuperFamily.com and SuperFriends.com, two of the earliest social networks. Inventor of 10 US patents aligning digital advertising with user privacy, independently valued over $1 billion. Delivered landmark TED Talk: "The Rise of Surveillance Capitalism." Recipient of 2 Indie Book Awards. Former Chairperson of the New Mexico State Board of Accountancy and Adjunct Marketing Professor at the University of New Mexico. MBA from The Anderson School of Management at UCLA.

Experience

Escape From The Social Media Asylum

Author

July 2022 - Present (1 year 10 months)

On September 4, 2024, my new book, ESCAPE FROM THE SOCIAL MEDIA ASYLUM, will be published by Wiley. This jaw dropping non-fiction adventure leads to a remarkable new future. You're going to love it!

Various Entities

Board Chair, Board Director, Steering Committee Member

1997 - Present (27 years)

• Sgrouples, Inc. (dba "MeWe")—Board Director (2022-present)

• Sgrouples, Inc. (dba "MeWe")—Board Chair (2011-2021)

• IDESG (Identity Ecosystem Steering Group)—Steering Committee Member (2013-2014)

• NSTIC (National Strategy for Trusted Identities in Cyberspace)—Steering Committee Member (2012-2013)
• New Mexico State Board of Accountancy—Board Chair (2007)
• SuperGroups.com, Inc.—Board Chair (1997-2001)

MeWe
Founder, CEO, Chairman, Chief Evangelist
June 2011 - July 2022 (11 years 2 months)

• Revolutionized social media by founding MeWe, the first social network with a user Privacy Bill of Rights. Gained nearly 20 million users without any paid marketing campaigns
• Led MeWe to receive numerous accolades, including being named a "Most Innovative Social Media Company" by Fast Company, "Best Entrepreneurial Companies In America" by Entrepreneur Magazine, and "Start-Up of the Year Finalist" at SXSW for "Innovative World Technology"
• Recruited team and oversaw all functional areas, funding, marketing, finance, revenue, technology, features and UI
• Developed an industry-disrupting freemium revenue model, earning millions in annual revenue, achieving breakeven within 3 years of revenue model launch
• Pioneered cutting-edge technology features, including social media's first Dual-Camera Videos and Video Journals for Stories
• Inventor of 10 US patents aligning digital advertising with user privacy and control, independently valued over $1 billion
• Raised over $50M in funding and developed relationships with high-net-worth investors
• Sought-after tech thought leader featured in numerous articles and interviews in top-tier media championing reforms and remedies for social media, privacy, civil discourse, artificial intelligence, legislation, security, democracy, business, and leadership
• Recruited tech and business luminaries to MeWe's Advisory Board, including Sir Tim Berners-Lee (inventor of the Web), Steve Wozniak (co-founder of Apple), and Raj Sisodia (co-founder of the global Conscious Capitalism movement)
• In July 2022, I stepped down from MeWe, handing off control of the company to the remarkable team I built over the years

Peak Life Habits, Inc.
CEO, Award-Winning Author
January 2002 - December 2012 (11 years)

• Authored the Habitually Great book series, which won two "Indie Book Awards" and earned endorsements from thought leaders including Stephen Covey, renowned author of The 7 Habits of Highly Effective People, who called the books "an important and principled examination of how to achieve our individual and collective greatness"
• Established and directed esteemed coaching firm, employing principles of individual greatness, and habitual transformation from the Habitually Great series, steering diverse clients, including executives and organizations, towards personal growth and productivity

SuperGroups.com, Inc.
Founder, Chairman, CEO
1997 - 2001 (4 years)

• Spearheaded the early social networking revolution by founding SuperGroups, SuperFamily.com and SuperFriends.com
Named PC Magazine "Top 100" sites for three consecutive years, demonstrating leading-edge innovation and user engagement
• Launched subsidiary sites, including SuperFamilia.com, SuperAlumni.com, SuperBizGroups.com, each targeting unique user demographics
• Established and integrated a gifts feature (SuperGifts.com) with 450 merchants and 2 million+ products across all company sites
• Managed all partnerships and financing activities, raising millions in investor funding and grants

Education

UCLA Anderson School of Management
MBA, Strategic Market Management, Organizational Excellence

University of California, Santa Cruz
Bachelor of Arts, Philosophy/Sociology

Contact

www.linkedin.com/in/max-duncan-3657a086 (LinkedIn)

Top Skills

Chemical Engineering
Petroleum
Oilfield

Max Duncan

President
Kerrville, Texas, United States

Summary

Active investor in hunting and fishing industry

Experience

Integrity Industries Inc.
President
July 1986 - Present (37 years 10 months)
Kerrville, Texas

Education

The University of Texas at Austin
Bachelor of Science (BS), Marine Biology and Biological Oceanography · (1975 - 1979)

Contact

www.linkedin.com/in/julielhsu (LinkedIn)

Top Skills

Legal Advice
Contract Law
Business Law

Julie Hsu

Vice President & Deputy General Counsel, Americas, at Yahoo!/ CIPP

Los Angeles Metropolitan Area

Summary

Trusted general counsel and business executive with a broad range of international and domestic legal and management experience in Internet, technology, and digital media industries. Committed to building top-performing, global, highly skilled, and resilient legal teams that assist business teams in solving complex problems in creative and practical ways. Respected leader with a management philosophy that focuses on fostering an entrepreneurial, proactive, solutions-oriented culture. Managed large, international teams responsible for:

Complex Deals and Partnerships
Litigation
Licensing
Public Policy
Privacy
Regulatory and Compliance
Business Counseling
Corporate and Securities
Intellectual Property
Antitrust

Areas of Expertise: Negotiation, Transactions, Strategic Alliances, Internet/Online Advertising, Licensing, General Business and Legal Counseling, Software Licensing, Intellectual Property, Technology, General Corporate, Securities, International, Global, Management, Start Ups, Complex Deals, Digital Media, Programmatic, Ad Platforms, Search, Mobile

Experience

MeWe
General Counsel
June 2022 - Present (1 year 11 months)

Los Angeles, California, United States

Julie Hsu Consulting
Principal
January 2018 - Present (6 years 4 months)
Greater Los Angeles Area

Yahoo
14 years

Vice President & Deputy General Counsel
2012 - August 2017 (5 years)
Greater Los Angeles Area

Lead the legal team responsible for supporting the Americas region at Yahoo, which includes complex transactions responsible for the substantial majority of Yahoo's revenues from global partnerships, mobile, broadband, media/content, original productions/video, sales, small business, ad platforms and products, marketing and Tumblr.

Negotiated Yahoo's strategic alliance with Microsoft and its search deal with Google.

Responsible for all legal issues and matters in Latin America and Canada. Lead a team of approximately 40 lawyers and legal professionals.

Advising executives such as CEO, COO and SVP, Advertising and Search.

Established leader who initiates cultural change and innovation across a team.

Chair of the department's People Committee which focuses on initiatives related to leadership, career development, mentoring and pro bono efforts.

Executive sponsor of Yahoo's SoCal Women in Tech organization.

Vice President and Associate General Counsel
2006 - 2012 (6 years)

Sr. Director, Business & Legal Affairs
2004 - 2006 (2 years)

Director, Business Affairs

2003 - 2004 (1 year)

Overture Services, Inc. acquired by Yahoo!, Inc. in 2003.

Warner Bros. Records
Counsel, Business Affairs
2001 - 2003 (2 years)

Gray Cary Ware & Friedenrich
Associate
1999 - 2001 (2 years)

Kaye Scholer Fierman Hayes & Handler
Associate
1997 - 1999 (2 years)

Education

University of Southern California Law School
J.D., Law

University of California, Los Angeles
B.A., English and Economics

Contact

www.linkedin.com/in/markjliu
(LinkedIn)

Top Skills

Artificial Intelligence (AI)
A/B Testing
Team Building

Languages

Chinese (Native or Bilingual)
Spanish (Limited Working)

Mark J. Liu

Head of Product
Greater Barcelona Metropolitan Area

Summary

With over 18 years of experience in product management and growth consulting, I am the Head of Product at MeWe, the world's largest privacy-based social network on the blockchain. My mission is to bring web3 technologies to the masses, empowering anyone to benefit from ownership rights and data sovereignty.

I collaborate with cross-functional teams and external partners to deliver high-quality products that solve real customer problems and create value for the organization. I leverage data, user feedback, market research, and competitive analysis to identify opportunities, prioritize features, and define product vision and strategy. I also oversee the product development process, ensuring alignment with the business goals, user needs, and technical feasibility. Additionally, I devise and execute marketing campaigns and strategies to drive user acquisition, retention, and engagement. I have a passion for machine learning and blockchain technologies, and I am interested in moving more into the world of AI.

Experience

MeWe
Head of Product
January 2023 - Present (1 year 4 months)

Helping build the world's largest privacy-based social network on the blockchain. Our focus is to bring so-called "web3" technologies to the masses, empowering anyone to benefit from ownership rights.

Product Pioneers
Product Management and Growth Consultant
September 2011 - Present (12 years 8 months)

I collaborate with startups to build everything from marketing automation to analytic systems to product-led organizations.

Horizen Labs

Product Management Consultant

July 2022 - February 2023 (8 months)

Greater Barcelona Metropolitan Area

Product discovery and customer development for a Layer 1 blockchain.

MerchantWords

President and GM

August 2016 - July 2022 (6 years)

I am responsible for spearheading end-to-end operations from profit and loss, product management, customer service, and marketing to HR, ensuring the successful running of the entire business at MerchantWords. Implemented systems to effectively grow the company remotely while keeping operational costs low. Strategize and develop new business lines for APIs, professional services, AI, and white-label products, encompassing contract negotiations and sales of large-scale transactions with Fortune 100 companies.

TigerConnect

Sr. Director of Product Management

August 2013 - December 2017 (4 years 5 months)

During this tenure, I revamped mobile and web products for mass adoption in US hospital systems by defining and driving the product vision and strategy over a multi-year campaign. Partnered with data engineering team to track messaging health and boost adoption and usage by building an in-house business intelligence system. Actively engaged in building the best android healthcare messaging application, featured by the Google Play store, on the market.

RED Interactive Agency

Product Manager

June 2011 - August 2013 (2 years 3 months)

At this company, I strategized the vision and development of mobile and web products, business strategies, and digital analytics systems. Contributed to turning around a marketing-focused digital agency into a product-focused company, revealing profitable projects for market penetration.

TrueCar, Inc.

Product Manager

2010 - June 2011 (1 year)

I set up the vision and created a used car product for a nationwide white label auto buying platform.

Mota Motors
Product Manager
September 2005 - January 2010 (4 years 5 months)

I served as the founding team member on a multi-sided online marketplace that facilitated private party used car sales.

Dentsu North America
Copywriter and Information Architect
October 2004 - September 2005 (1 year)

Content creation, info architecture, and user experience planning on a re-design of Scion.com (featured through 2007).

Education

Emory University
Ph.D. Student, Sociology · (2002 - 2004)

Florida State University
B.S., Sociology · (1997 - 2000)

Contact

www.linkedin.com/in/mhuntsman (LinkedIn)

Top Skills

Public Relations

Digital Strategy

Video

Michael Huntsman

Bridging the Business, Creative & Tech Worlds >> Creating Order from Chaos >> Accelerating Growth through Innovation

Los Angeles, California, United States

Summary

Innovating at the intersection of technology and media to meet the demands of tomorrow

Business & Brand Building: Future-facing marketing executive with a proven record of accelerating profitable growth at startups and global Fortune 100 companies by building the strategies, processes, and teams to make it happen. Leverages deep experience across product, content, brand, and digital marketing to bring brands to life through engaging experiences and campaigns that resonate authentically with diverse audiences around the world.

Driving Innovation: Creative strategist who pushes beyond the status quo and brings cross-functional teams together under a shared vision for the future. Brings a wide breadth of experience and insights gained through working with renowned technologies and iconic global enterprises, including Apple, Samsung, and Disney, to help brands create something new and exciting.

Coaching Teams & Creating Culture: Dedicated leader with a passion for bringing together and developing highly engaged, empowered, and effective teams. Actively works across teams and functions to foster a strong culture that supports everyone, makes a positive impact on key stakeholders, and enables continued organizational success.

EXPERTISE:

- Strategic Planning and Execution
- Marketing: Brand, Digital, Partner, Product
- Market and Consumer Trends, Analytics, Insights
- Business Building and Development
- User Engagement and User Experience (UX)
- P&L Management

▸ Team Building, Mentorship, and Executive Leadership

Experience

MeWe
SVP, Marketing
February 2023 - Present (1 year 3 months)
Los Angeles, California, United States

Lead global marketing efforts, including strategy, branding, public relations, events, on-platform, social / digital media, and sponsorships. Lead team in driving customer acquisition, retention, and conversion.

• Structured marketing plan for key verticals as company's first ever Head of Marketing.
• Built marketing team, developed brand creative and messaging guidelines, set objectives and cadence, and introduced KPIs.
• Spearheaded the development and execution of a comprehensive marketing and PR strategy around MeWe's transition to Web3, leveraging innovative messaging and targeted outreach to engage users and stakeholders resulting in MeWe becoming the world's largest decentralized social network with ~1 million active users on the blockchain.
• Transformed agency engagement, strategies, and brand voice for a greater consumer focus, cultural relevancy, and connection with global audiences.
• Creative directed company rebranding that reinvented the MeWe brand look & feel across platform UI and all marketing and promotional materials.
• Developed and launched new on-platform editorial features to drive retention and engagement.
• Integrated the company's first CRM solution and developed campaign strategies and KPIs.
• Secured vital partnership agreements with globally recognized brands, sports franchises, and influencers. Signed MeWe's first ever sponsorship deal driven acquisition and brand awareness.
• Wrote and produced high-impact branded TV segment that reached over 80M households across 100 markets.
• Generated 40% month-over-month increase in web traffic by innovating and creating digital brand campaigns.

The Walt Disney Company
VP, Multi-Platform Marketing
September 2019 - February 2023 (3 years 6 months)

Greater Los Angeles Area

Led team in executing strategy for streaming and distributor partner marketing activities for linear TV, network app, and transactional movie/TV business. Connected with Product, Research, Analytics, and Ops teams to align on vision and goals.

• Owned all promotional activities for entire Walt Disney brand portfolio.
• Closed negotiations for $20B in partner licensing agreements, securing favorable terms for contractual marketing.
• Strategically planned and executed bespoke, industry-first promotions for major titles.
• Delivered double-digit YoY revenue growth during industry transition to streaming by monetizing Disney catalog.
• Served as Executive Sponsor for Marketing Segmentation team focused on reaching underserved audiences.

21st Century Fox

VP, Global Digital Accounts
July 2015 - September 2019 (4 years 3 months)
Los Angeles, CA.

Championed sales and distribution strategy for key enterprise partners and directed cross-functional team in executing action plans to accelerate annual growth. Managed department-level P&L, title-level GTM planning, partner-level quarterly business planning, and product strategy for Home Entertainment.

• Drove 24% YoY global revenue growth across key Film and Television OTT for multiple consecutive years.
• Designed and executed individualized global digital marketing plans for new digital releases.
• Innovated global strategy and negotiated deal for 4K-HDR on iTunes.
• Spearheaded product development cycles for mobile apps that created new sustainable revenue streams.
• Created and produced podcast that moved Fox into a new content category and content marketing channel.

Samsung Electronics America

Director, Video Content & Services
November 2013 - May 2015 (1 year 7 months)
San Jose, CA.

Led team in developing and executing content strategies, deal terms, operational workflows, programming processes, and editorial guidelines to promote strategic growth of Samsung Mobile Video business.

• Spearheaded development of mobile video content strategy, culminating in the launch of the original 'Milk Video.'
• Structured new organization and built dedicated team for Milk Video from the ground up.
• Partnered with high-profile brands to outperform in competitive markets.
• Successfully negotiated licensing agreements with 12+ content partners.

Apple

13 years 3 months

Head of Programming & Editorial - iTunes Video

June 2008 - May 2013 (5 years)

Cupertino, CA.

Built and scaled iTunes Video from its inception into an evolving, market leading global business. Liaised with Operations, Design, and Engineering to provide expert guidance and solve issues related to video.

• Originated and implemented all global standards and practices for iTunes Video programming and editorial, laying the foundation for Apple TV+.
• Recruited, trained, and coached a long-standing team to operate iTunes Video through rapid growth.
• Orchestrated content programming and marketing strategies for key product and feature launches.
• Forged and strengthened strategic partnerships with all major and independent film studios.

Production Design Manager - Consumer Applications

September 2005 - June 2008 (2 years 10 months)

Cupertino, CA.

• Directed production design team in creating and increasing user templates with improved technical functionality for iTunes, iMovie, iPhoto, and iDVD businesses.
• Oversaw roadmap development and execution for new products and software feature updates.

Market Expansion Manager - Apple Retail

March 2000 - September 2005 (5 years 7 months)

Cupertino, CA.

• Accelerated exponential growth as employee #8 at Apple Retail by leading teams in strategic planning, facility build out and set up, marketing, and operations for brick & mortar strategy.
• Spearheaded opening of 50+ stores from inception while localizing launch across Europe and Japan.

Education

San Francisco State University
Bachelor of Arts (BA), Film

Contact

www.linkedin.com/in/saminam (LinkedIn)

Top Skills

Forecasting

Budgeting

Financial Reporting

Samina Merchant, CPA, MBA

VP Corporate Controller at MeWe

Los Angeles, California, United States

Experience

MeWe

VP Corporate Controller

April 2021 - Present (3 years 1 month)

Los Angeles, California, & International

Keller Williams Realty, Inc.

Director of Finance

March 2020 - April 2021 (1 year 2 months)

Santa Monica, California, United States

Cinedigm

VP Financial Reporting

November 2016 - March 2020 (3 years 5 months)

TrueCar, Inc.

Corporate Controller

January 2014 - July 2016 (2 years 7 months)

Santa Monica, CA

8020 Consulting

Accounting Consultant

December 2013 - April 2014 (5 months)

Boingo Wireless

Assistant Controller

November 2009 - May 2013 (3 years 7 months)

Spot Runner Inc (Start-up)

Sr. Director, Accounting Operations

September 2008 - November 2009 (1 year 3 months)

Company dissolved.

Fox Interactive Media (MySpace)

Executive Director of Accounting

April 2003 - February 2008 (4 years 11 months)

Entravision Communications
Director of SEC Reporting
January 2001 - April 2003 (2 years 4 months)

b2b stores.com - (Start-up)
Controller
April 2000 - November 2000 (8 months)

Company dissolved in less then a year

BDO Seidman
Manager
1993 - 2000 (7 years)

Education

Adelphi University
MBA, Accounting

Adelphi University
BA, Economics